UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 10, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, November 10, 2023 Comisión Nacional de Valores

Re.: Relevant Matter, according to articles 2 and 3 of Chapter I, Title XII of CNV Regulations (NT 2013). Public Auction for the assignment of frequency bands for the provision of Reliable and Intelligent Telecommunication Services called by the Secretariat of Communications through Resolution 2023-1285-APN-ENACOM#JGM (the “Auction”)

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of TELECOM ARGENTINA S.A (“Telecom Argentina” or “the Company”) in reference to the matter, following up on the relevant matter filed on October 24.

In this respect, we inform you that today, Telecom Argentina has completed the payment of Lot 2 awarded to the Company within the framework of the Auction, under the terms of the bidding informed in the relevant matter dated October 24, 2023. The payment has been made to the National State's account and through the methods set forth in the Bidding Terms and Conditions of the Auction.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	November 13, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations